

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 2, 2024

Douglas W. Chambers
Chief Financial Officer
United States Cellular Corporation
8410 West Bryn Mawr
Chicago, IL 60631

> **Re: United States Cellular Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed July 16, 2024**
> **File No. 001-09712**

Dear Douglas W. Chambers:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Mitchell Mick, Esq.